Sit Investment Associates

Mutual Funds Newsletter

Winter 2019

Sit Bond Funds Investment Strategy

Calendar year 2018 proved to be a somewhat volatile year for mid- to long-term interest rates, but in general rates continued their climb and caused bond prices to decrease. Although the strong economy is largely the reason for the Federal Reserve pushing interest rates higher, at some point it may weaken and create another headwind for bond funds. Investors should review their holdings on a regular basis or especially when their situation changes to make sure the investment still meets their risk/return expectations.

The Federal Reserve hiked short-term rates several times last year and remains in the process of gradually selling the bonds it accumulated from previous quantitative easing actions. This also puts further upward pressure on rates as it creates additional supply in the market. As the supply increases, yields on those securities must also rise to entice sufficient demand, which means falling bond prices. Depending on a bond's characteristics, this price change can be minimal or significant.

Bond price changes can be estimated by a measurement called duration, which is a good gauge for a bond fund's price sensitivity to interest rates. Longer durations equate to greater price volatility, which is one way to measure risk. For example, if a bond fund's duration is 4.3 years, and interest rates increase by 1%, the price of this fund could fall by approximately 4.3%. Conversely, if interest rates fall by 1%, the price of this Fund may increase by 4.3%.

Bond prices may also be affected by economic events, albeit not as directly as with interest rate changes. If the economy heads into recession, businesses and other entities may struggle with falling sales, decreased profits, lower tax revenues, etc. It follows that some entities with higher debt loads or marginal capacity to service their debts (i.e. lower-quality issues) may not be able to make interest or principal payments, which causes the market to decrease the value/price of these lower quality debt instruments. Not all issuers or their bonds will be impacted the same, but difficult economic times in general will pressure some lower-quality securities toward default.

Price movement is only one of the components that make up the total return received from a bond fund. The other component is interest income that a bond fund generates and pays to its shareholders each year. The income from a bond fund is derived from the investments within the fund (individual bonds, mortgage-backed securities, treasuries, etc.) and most of them may pay a set amount of interest on a regular basis just as you would receive if you purchased an individual bond yourself.

Total return from a bond fund over time is primarily made up of the interest received, and the volatility in returns experienced is mainly due to the price fluctuations from the fund. Recognizing these facts, we are managing the Sit Bond Funds to produce high income and minimize price volatility.

For the Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund, our strategy emphasizes a combination of higher quality longer-term housing issues and bonds possessing both short call provisions and higher coupons to help limit price volatility. Currently, the Funds mainly hold investment grade issues with approximately 40% to 50% of them being at the top of the spectrum with a rating of either **AA** or **AAA**. As of 12/31/2018, 30-Day SEC yields were 3.02% for the Sit Tax-Free Income Fund and 2.96% for the Sit Minnesota Tax-Free Income Fund. We expect to maintain durations near current levels (4-5 years), and we are maintaining highly diversified portfolios to manage credit risk.

On the taxable side, the Sit Quality Income Fund and Sit U.S. Government Securities Fund maintain very high-quality credits as well as shorter durations to decrease price volatility. The Funds' durations as of 12/31/18 were 0.8 years and 2.7 years, and their 30-Day SEC yields were 2.27%, and 3.17%, respectively.

This information is a good starting point to understanding the fundamental workings of bond funds as well as the current positioning of the Sit Bond portfolios. If you have any questions, please call an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com for more information.

Snowbird Alert!

If you temporarily relocate to a second home you can add a "seasonal address" to your account for year-round delivery of your statements and transaction confirmations. You can specify the effective date range in advance so accounts will automatically switch between your primary mailing address and seasonal address as you direct. If you currently have the USPS forward your mail from one residence to another, please note that the postal service does not forward certain mail such as checks or checkbooks. To ensure uninterrupted delivery of your Sit Mutual Funds statements and trade confirmations, please complete the Change of Account Information Form to add a seasonal address to your account. The form is available at www.sitfunds.com or call an investor services representative at 800-332-5580.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



The sharp correction in equities at the end of last year pushed all major U.S. market indices into negative territory for 2018. Tightening financial conditions and escalating trade concerns were the primary reasons for the market retreat. Added pressure from Brexit worries, a partial U.S. government shutdown, and a collapse in oil prices were also factors in the market decline. The cumulative impact of these factors has weighed on global GDP growth, with virtually every major economy decelerating from trends seen in early 2018.

While market turmoil risks spilling over to the real economy via the "wealth effect," U.S. leading economic indicators generally remain favorable. However, U.S. real GDP growth will likely decelerate towards +2.0% in 2019 as the direct impacts of fiscal stimulus diminish, financial conditions tighten, and partisan conflicts intensify. Rising incomes, higher tax refunds, and healthy household balance sheets underpin sustained resilience in consumer outlays.

The Fed is unlikely to hike interest rates until there are at least two sequential increases in reported core inflation. Market stress and benign inflation will temper policy, but a trade deal would likely embolden the Fed. American and Chinese leaders are increasingly motivated by decelerating economic growth and deepening political pressures to secure a trade deal.

Decoupled global growth, increased trade tensions, and a stronger euro have contributed to diminished prospects for the Euro Area's trade-sensitive economy, with GDP growth projected to moderate to +1.9% in 2018 and +1.5% in 2019. A tightening labor market, improving wage growth, and elevated consumer confidence have buoyed domestic demand, but elevated policy uncertainty and weaker exports are dampening business optimism and capital spending. The Euro Area is poised to benefit from China's stimulus measures and a U.S.-China trade deal, but Brexit-related and election uncertainties are near-term headwinds.

Much like the Euro Area, UK business confidence and investment have suffered from policy uncertainty and softer export demand. In addition to Brexit-related uncertainty, moderating global economic growth and elevated trade tensions are taking a toll on the UK economy. Real GDP is projected at +1.3% in 2018. Once a Brexit deal is finalized, UK GDP could very well snap back to above-trend export demand. Even in the event of a no-Brexit vote, counter-cyclical stimulus is expected to sustain economic growth in 2019.

Japan faces a more challenging economic backdrop in 2019, especially as slowing growth abroad and heightened trade tensions threaten exports -- its main growth engine. Strengthening growth overseas buoyed demand for Japan's big-ticket exports and lifted corporate profits over the past 18 months, but some indicators suggest difficulties abroad are beginning to weigh on the economy. An amicable trade outcome between its two largest trading partners, the U.S. and China, would considerably improve the outlook.

China's growth slowed more than expected, and the downward pressure on China's GDP growth will likely continue. Deleveraging efforts and trade tensions increasingly impact China's real economy. We expect China's fiscal policy to become more proactive and involve future tax cuts and local government bond issuances. We have lowered our 2019 real GDP growth forecast to +6.2%, but our 2018 projection of +6.5% is unchanged.

Supported by robust credit growth, consumption, and industrial production, we project India's real GDP will expand +7.2% in fiscal 2019 and +7.3% in fiscal 2020. Bank credit growth is at a 5-year high and industrial production growth is at an 11-month high. Risks from inflation and a widening current account deficit have also diminished, as the inflation rate has fallen on lower oil and food prices. However, the upcoming election is a key risk to Prime Minister Modi's policy agenda of promoting GDP growth, foreign investment, and a more business-friendly environment.

South Korean exports, by value, slowed to +4.5% year-over-year in November, with exports to China dropping -2.5%. Trade tensions with China could further negatively impact exports, as 27% of South Korea's exports go to China, and close to 70% of those are categorized as intermediate goods. Although we expect consumption and a positive trade resolution will support growth, we lowered our 2018 GDP growth forecast to +2.7% and expect 2019 growth of +2.6%.

Fixed Income

In response to the financial crisis that began in 2008, the Federal Reserve grew its balance sheet to over $4 trillion via printing money to buy bonds from 2009 to 2014, during which cash flooded the financial system and asset prices soared. From 2014 to 2017, the Fed maintained the size of its balance sheet of bonds by reinvesting cash flows. Finally, in October 2017, the Fed began reducing its bond holdings by not reinvesting cash flows by $10 billion a month (no outright sales yet), increasing quarterly to the current maximum level of $50 billion a month.

Given current robust economic data, the U.S. economy should be able to support itself, allowing the Fed to pursue normalizing monetary conditions. However, the result is the current phenomenon of a correction of asset prices despite strong underlying economic growth. Combine this reduction in demand for bonds with the increased issuance of Treasuries to cover the growing fiscal deficit and we are left with a large supply-demand imbalance running at $125 billion per month. The supply-demand imbalance is pulling cash from other areas of the market (high-yield bonds, etc.) and is independent of the underlying economy. Markets are going through a healthy adjustment of financial asset prices that does not imply the U.S. economy is headed for recession.

Emphasis on inflation data versus predictability of rate increases will drive the Fed's monetary policy going forward. We believe the Fed will not raise rates until there is clear evidence of rising inflation, characterized by 2 consecutive (month-over-month) increases in PCE (or CPI) inflation. The consensus forecast for inflation in 2019 is higher than 2018, so we anticipate a period in which we will see inflation increase and expectations rise accordingly.

We continue to position taxable bond

portfolios defensively against rising short-term interest rates and anticipate further inversion of the yield curve in 2019. Reduced central bank demand for bonds, combined with an additional trillion dollars of new supply of Treasuries to fund deficits over the next year, will require higher yields to entice investors to fill the void. Those investors are coming from riskier asset classes. This will continue to put upward pressure on the short end of the yield curve and widen spreads for non-government bonds. To a lesser extent, we anticipate longer-term yields to rise due to increased inflation expectations as wage and price increases become more evident in economic data. A potential tailwind of larger than expected tax refunds may continue to support economic activity well into 2019. We continue to favor higher quality credits where appropriate for 2019, as the normalization process continues to put pressure on spreads for lower-rated bonds.

Tax-exempt municipal bond yields ended the fourth quarter lower, with intermediate maturities experiencing the largest decrease. For the full year 2018, yields increased across the curve, with longer maturities increasing the most. Overall, the spread between 2-year and 30-year spot yields was little changed during the quarter.

Structure was the most significant driver of performance during the quarter, with intermediate bonds outperforming both shorter and longer maturities. Credit quality also contributed to performance during the quarter, with higher credit quality issues outperforming lower credit quality issues. Housing bonds, a significant weighting in Sit client portfolios, were the strongest performing industry for both the quarter and the year.

Municipal market issuance decreased to $86 billion in the fourth quarter. Total municipal issuance for 2018 was $339 billion versus $449 billion in 2017. Municipal market strategists generally expect municipal issuance to increase in 2019 by approximately 10% over 2018.

We expect tax-exempt interest rates may rise modestly during the first quarter of 2019, somewhat correlated with movements in U.S. Treasury bonds. Our strategy continues to emphasize a combi-nation of higher quality long-term housing issues and bonds possessing both short call provisions and higher coupons to limit extension risk. Our portfolios continue to provide meaningful current income. We expect to maintain most portfolio durations near their current levels and continue to view diversification as a key tenet in managing portfolio credit risk.

Equities

While the late 2018 sharp decline in equity markets, collapse in oil prices, yield curve inversion, and elevated policy uncertainty are all signals for potential recession, actual underlying economic activity remains healthy, albeit moderating from a near-record pace. The unemployment rate is at an historic low, wages are increasing, and holiday retail sales were exceptionally strong. Given this robust economic data, the economy should be able to support itself.

Given evolving macro uncertainties, combined with several potential upside/downside catalysts, we believe a "barbell" investment strategy continues to provide a balanced risk-reward profile for equity portfolios. Holdings in cyclical sectors largely levered to capital spending, reflation, and the Trump administration's pro-growth policies comprise one side of the barbell, while the other side consists of secular/traditional growth companies with highly visible earnings growth, strong balance sheets, and compelling valuations. We recently trimmed some deeper cyclical stocks, predominantly within the energy sector, and favor insurance and healthcare stocks for defensive exposure over expensively-valued bond proxies. Cyclical stocks, including transports, refiners, chemicals, and investment banks, also offer compelling investment opportunities.

We are underweight European, Japanese, and Latin American equities, preferring U.S. and Asia (ex-Japan). We prefer mainland companies in Europe versus UK stocks due to looming Brexit uncertainty. With the recent downturn in global equity markets, we are opportunistically increasing exposure to securities where we believe the correction has been overdone. We are hopeful that a U.S./China trade agreement will be posi-tive for all equity markets, with Asian and U.S. equities benefitting most from an agreement.

We are cautious on Chinese stocks given ongoing economic and policy uncertainty. Valuation is currently at the lower end of the historical range, but earnings revisions remain negative. Therefore, we remain positive on stocks levered to the "new economy," where fundamentals are solid.

We remain positive on Indian and South Korean equities. Forecasts for 2019 earnings are still reasonable at mid-teens for India and flat for South Korea. Valuations for India's market remain attractive and are down from peak levels. Our investments in India are in sectors that are economic beneficiaries, such as consumer, financials, information services, and energy. In South Korea, valuations are attractive. We favor domestic consumer and secular growth themes, as export growth has slowed.

We anticipate a continued challenging environment for Japanese equities. We prefer a mix of overseas-exposed names and defensive domestic consumption holdings in Japan's current setting. We are concentrating on companies operating in select faster-growing areas, exposed to secular growth drivers, or possessing an advantaged market position. However, some opportunities may be emerging among cyclical and trade-sensitive areas, such as factory automation equipment providers, which also possess favorable long-term growth prospects.

In Latin America, we remain underweight in both the Brazilian and Mexican markets due to slower-than-expected economic growth and political risks from new presidents' referendums. As a result of Brazil's soft economic growth, we believe the consumer sector will be one of the first to see improvement via higher incomes from lower inflation. We are also positive on the financial sector. Market valuations are attractive for Mexico. We are cautious on the future impact of President Obrador's policies on financial markets, especially on foreign investments. Hence, we prefer a more defensive investment strategy.

2018 Tax Information

Completed Federal Form	Information	Recipients in Tax Year 2018	Date Mailed to Shareholders
1099-DIV	Reports ordinary and qualified dividends and short- and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	While all the Sit Mutual Funds distributed dividend income and/or capital gains in 2018, shareholders will receive this tax form only if they were fund owners at the time the dividend income or capital gains were distributed.	Mailed by February 15, 2019
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	Mailed by February 15, 2019
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA and retirement plan accounts.	Mailed by January 31, 2019
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31st fair market value.	Shareholders who made account transactions, as described in the box to the immediate left, in their IRA account.	Mailed by May 31, 2019

Build a Rainy Day Fund

The most common new year financial resolutions of Americans are to spend less, save more and pay down bills. Unfortunately, not everyone is making progress when it comes to saving money. A March 2018 report by the Employee Benefit Research Institute found that, excluding homes and pension plans (if applicable), 26% of those in the workforce had savings of less than $1,000, 45% had savings of less than $25,000 and 54% had savings of less $50,000.

It is not surprising that when 800,000 federal workers went without paychecks during the recent 35-day government shutdown, many individuals and families suffered. A survey found that 40% of government workers had to borrow money from family or friends, 25% visited a food bank, 20% took out loans from a financial institution, and 11% stopped making student loan payments. One-third of individuals took on temporary work, and almost one quarter reduced or stopped spending on health or medical expenses for themselves or their families.

What can we learn from this? Many financial counselors recommend having approximately three to six months of living expenses available for the random and unpredictable financial events in life that occur without warning. Try not to get discouraged, as it may take a while to build your "rainy day" fund. But once you reach your goal, it will provide peace of mind that when – *and definitely not if* – a financial surprise hits, you'll be prepared. You can look at your savings plan as paying "insurance premiums" for unwelcome financial surprises.

2019 Investment Seminars

Join us for breakfast or lunch at our remaining 2019 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. Seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot. For details of the 2019 investment seminars, please visit the Sit Mutual Funds seminar webpage at http://www.sitfunds.com/2019-investment-seminar-schedule/

March 26, 2019   *So You Want to Be a Millionaire?*

April 30, 2019   *Aging, Investing and the New Retirement Reality*

4

Sit Dividend Growth Fund

As of December 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	-12.25	-6.57	7.55	6.99	11.91	8.74	2.53
S&P 500® Index	-13.52	-4.38	9.26	8.49	13.12	7.76	
Class S Shares	-12.31	-6.79	7.28	6.71	11.63	7.91	2.21
S&P 500 Index	-13.52	-4.38	9.26	8.49	13.12	7.56	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.0	Broadcom, Inc.	2.2
Verizon Communications, Inc.	3.2	Home Depot, Inc.	2.1
Johnson & Johnson	3.2	Abbott Laboratories	2.1
Apple, Inc.	2.7	PepsiCo, Inc.	2.1
CenterPoint Energy, Inc.	2.2	UnitedHealth Group, Inc.	2.1
		Total	26.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.2
Health Technology	16.1
Electronic Technology	9.1
Producer Manufacturing	8.9
Technology Services	6.5
Retail Trade	5.8
Energy Minerals	5.4
Consumer Non-Durables	5.3
Sectors Less Than 5.0%	26.6
Cash and Other Net Assets	0.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$421.5
S Share Assets (Millions):	$40.5
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$152.3
Median Market Cap (Billions):	$47.5
Turnover Rate:	27.2 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Kent L. Johnson, CFA, 29 years
  Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

5

Sit Small Cap Dividend Growth Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 28 years
- Kent L. Johnson, CFA, 29 years
- Robert W. Sit, CFA, 27 years
- Michael T. Manns, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-16.82**	**-17.07**	**4.37**	**1.64**	**1.82**
Class S Shares	**-16.86**	**-17.29**	**4.12**	**1.39**	**1.56**
Russell 2000® Index	-20.20	-11.01	7.36	3.41	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Mesa Laboratories, Inc.	2.3	Encompass Health Corp.	2.0
Strategic Education, Inc.	2.1	Axis Capital Holdings, Ltd.	1.8
Monolithic Power Systems, Inc.	2.0	Wintrust Financial Corp.	1.8
MKS Instruments, Inc.	2.0	Nexstar Media Group, Inc.	1.8
Booz Allen Hamilton Holding Corp.	2.0	Cabot Microelectronics Corp.	1.7
		Total	19.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	28.1
Producer Manufacturing	10.3
Process Industries	8.5
Consumer Services	8.0
Electronic Technology	6.4
Health Technology	6.1
Commercial Services	5.1
Utilities	3.9
Sectors Less Than 3.9%	21.5
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$11.4
S Share Assets (Millions):	$3.3
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$3.7
Median Market Cap (Billions):	$3.0
Turnover Rate:	17.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of December 31, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**-11.15**	**-9.63**	**4.34**	**3.20**	**8.17**	**7.39**	**2.07**
Class S Shares	**-11.28**	**-9.93**	**4.08**	**2.93**	**7.89**	**7.12**	**1.82**
MSCI World Index	-13.42	-8.71	6.30	4.56	9.67	6.82	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.1
Health Technology	10.9
Producer Manufacturing	10.1
Consumer Non-Durables	7.7
Technology Services	7.7
Process Industries	7.4
Consumer Services	6.1
Electronic Technology	5.7
Sectors Less Than 5.0%	21.2
Cash and Other Net Assets	4.1

PORTFOLIO COUNTRY ALLOCATION (%)

United States	69.9
Germany	6.5
United Kingdom	5.8
Switzerland	3.2
Spain	2.5
Netherlands	2.3
Ireland	2.2
Canada	1.7
2 Countries Less Than 1.7%	1.8
Cash and Other Assets	4.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.0
Verizon Communications, Inc.	3.7
JPMorgan Chase & Co.	3.2
Pfizer, Inc.	3.0
Johnson & Johnson	3.0
AbbVie, Inc.	2.5
Starbucks Corp.	2.4
Nestle SA	2.4
Allianz SE, ADR	2.4
Abbott Laboratories	2.2
Total	17.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$26.7
S Share Assets (Millions):	$2.8
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	$165.0
Median Market Cap (Billions):	$62.1
Turnover Rate:	3.7 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Raymond E. Sit, 26 years
Michael J. Stellmacher, CFA, 27 years
Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

FIXED-INCOME INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High		■	
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Bryce A. Doty, CFA, 28 years
Ronald D. Sit, CFA, 34 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-8.45**	**-2.73**	**6.21**	**5.98**	**9.22**	**6.73**
S&P 500® Index	-13.52	-4.38	9.26	8.49	13.12	9.07
Bloomberg Barclays Aggregate Bond Index	1.64	0.01	2.06	2.52	3.48	5.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Visa, Inc.	2.3
Alphabet, Inc.	2.1
Microsoft Corp.	2.1
Apple, Inc.	2.0
Amazon.com, Inc.	1.8

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 3.02%, 11/15/27	1.0
FNMA, 2.96%, 2/25/27	0.7
Johnson & Johnson, 5.95%, 8/15/37	0.6
FHLMC, 6.00%, 12/15/28	0.6
GNMA, 7.00%, 10/20/48	0.5

PORTFOLIO ALLOCATION (%)

Stocks	56.1
Bonds	40.5
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$33.0
Number of Holdings:	248

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

8

Sit ESG Growth Fund

As of December 31, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns	
		1 Year	Since Inception
Class I Shares	**-11.13**	**-7.36**	**6.44**
Class S Shares	**-11.21**	**-7.65**	**6.17**
MSCI World Index	-13.42	-8.71	7.32

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Verizon Communications, Inc.	3.8	Ingersoll-Rand, PLC	2.7
Microsoft Corp.	3.8	Pfizer, Inc.	2.7
Allianz SE, ADR	3.7	Intel Corp.	2.6
Starbucks Corp.	3.3	AbbVie, Inc.	2.5
JPMorgan Chase & Co.	3.1	Alphabet, Inc.	2.4
		Total	30.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.8
Health Technology	10.5
Technology Services	10.2
Consumer Non-Durables	9.7
Consumer Services	9.4
Producer Manufacturing	8.5
Process Industries	5.4
Electronic Technology	4.6
Sectors Less Than 4.6%	20.0
Cash and Other Net Assets	4.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$2.9
S Share Assets (Millions):	$2.5
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$162.6
Median Market Cap (Billions):	$79.8
Turnover Rate:	1.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  David A. Brown, 23 years
  Kent L. Johnson, CFA, 29 years
  Michael T. Manns, 31 years
  Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 Ronald D. Sit, CFA, 34 years
 Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	-14.71	-3.11	8.93	8.42	12.04	9.82
Russell 1000® Growth Index	-15.89	-1.51	11.15	10.40	15.29	11.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.9	UnitedHealth Group, Inc.	2.5
Microsoft Corp.	6.5	Adobe, Inc.	2.2
Apple, Inc.	6.3	Home Depot, Inc.	2.1
Visa, Inc.	4.0	Broadcom, Inc.	1.9
Amazon.com, Inc.	3.9	Facebook, Inc.	1.8
		Total	38.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	27.6
Electronic Technology	12.7
Consumer Services	9.2
Health Technology	8.3
Producer Manufacturing	8.2
Retail Trade	8.1
Finance	5.7
Consumer Non-Durables	4.4
Sectors Less Than 4.4%	14.9
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$105.1
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	236.6
Median Market Cap (Billions):	62.1
Turnover Rate:	6.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of December 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-17.70**	**-7.25**	**4.40**	**3.36**	**11.61**	**10.96**
Russell Midcap® Growth Index	-15.99	-4.75	8.59	7.42	15.12	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Waste Connections, Inc.	3.1	Thermo Fisher Scientific, Inc.	2.5
TJX Cos., Inc.	2.8	PTC, Inc.	2.4
Arista Networks, Inc.	2.7	Booking Holdings, Inc.	2.4
Broadcom, Inc.	2.5	Euronet Worldwide, Inc.	2.3
Ulta Beauty, Inc.	2.5	Ingersoll-Rand, PLC	2.1
		Total	25.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.5
Electronic Technology	11.0
Finance	10.4
Health Technology	9.9
Producer Manufacturing	9.0
Consumer Services	6.9
Retail Trade	5.7
Process Industries	4.0
Sectors Less Than 4.0%	18.8
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$138.5
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$21.7
Median Market Cap (Billions):	$10.6
Turnover Rate:	13.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 27 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

11

Sit Small Cap Growth Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-20.53**	**-10.71**	**2.28**	**1.11**	**10.73**	**9.28**
Russell 2000® Growth Index	-21.65	-9.31	7.24	5.13	13.52	7.55

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Paycom Software, Inc.	2.7	Take-Two Interactive Software, Inc.	2.1
Waste Connections, Inc.	2.5	Ultimate Software Group, Inc.	2.0
Euronet Worldwide, Inc.	2.3	PTC, Inc.	1.9
Arista Networks, Inc.	2.2	Sarepta Therapeutics, Inc.	1.8
Booz Allen Hamilton Holding Corp.	2.2	SVB Financial Group	1.5
		Total	21.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.3
Health Technology	14.4
Consumer Services	9.5
Producer Manufacturing	9.3
Electronic Technology	7.9
Finance	7.3
Industrial Services	6.0
Commercial Services	4.8
Sectors Less Than 4.5%	19.9
Cash and Other Net Assets	2.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$83.0
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$6.3
Median Market Cap (Billions):	$4.2
Turnover Rate:	14.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of December 31, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	-14.55	-16.27	-1.03	-1.31	5.01	3.36
MSCI EAFE Index	-12.54	-13.79	2.87	0.53	6.32	4.85

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.3
Consumer Non-Durables	11.7
Producer Manufacturing	10.9
Technology Services	10.6
Electronic Technology	7.1
Consumer Durables	6.0
Process Industries	5.7
Health Technology	5.6
Sectors Less Than 5.0%	21.1
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.2
Switzerland	10.1
Germany	9.1
Japan	8.8
France	8.4
China/Hong Kong	8.3
Netherlands	5.3
Canada	4.6
12 Countries Less Than 4.6%	21.2
Cash and Other Assets	2.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.4
Royal Dutch Shell, PLC, ADR	2.4
Safran SA	2.4
Allianz SE	2.3
Reckitt Benckiser Group, PLC	2.2
Diageo, PLC, ADR	2.2
Waste Connections, Inc.	2.0
Iberdrola SA	2.0
RELX, PLC	1.9
Suzuki Motor Corp.	1.9
Total	22.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.8
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$71.7
Median Market Cap (Billions):	$42.6
Turnover Rate:	9.9 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Tasha M. Murdoff, 23 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

13

Sit Developing Markets Growth Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Raymond E. Sit, 26 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	-10.70	-14.75	8.15	-0.38	5.94	3.64
MSCI Emerging Markets Index	-7.85	-16.64	6.74	-0.75	5.47	2.90

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.0
Electronic Technology	14.6
Retail Trade	11.8
Technology Services	7.7
Consumer Services	6.9
Energy Minerals	6.8
Health Technology	5.9
Investment Companies	4.0
Sectors Less Than 4.0%	15.0
Cash and Other Net Assets	3.3

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	36.9
South Korea	13.0
South Africa	7.9
Taiwan	7.5
India	7.0
Chile	3.6
Israel	3.5
Singapore	2.7
8 Countries Less Than 2.7%	14.6
Cash and Other Assets	3.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.9
Samsung Electronics Co., Ltd.	4.6
Alibaba Group Holding, Ltd., ADR	4.3
iShares MSCI India ETF	4.0
NICE Systems, Ltd., ADR	3.5
China Construction Bank Corp.	3.2
Naspers, Ltd.	3.1
HDFC Bank, Ltd., ADR	3.0
Taiwan Semiconductor Co.	3.0
TAL Education Group, ADR	3.0
Total	36.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$9.2
Number of Holdings:	49
Wtd. Avg. Market Cap (Billions):	$79.8
Median Market Cap (Billions):	$18.3
Turnover Rate:	6.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

14

Sit U.S. Government Securities Fund

As of December 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**1.31**	**1.77**	**1.27**	**1.49**	**2.32**	**5.20**	**3.17**
Bloomberg Barclays Intermediate Government Index	2.22	1.43	1.20	1.46	1.83	5.35	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	54.0
FNMA Pass-Through	19.7
GNMA Pass-Through	12.9
FHLMC Pass-Through	7.0
Asset-Backed	2.1
U.S. Treasury/Federal Agy.	1.1
Cash & Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$438.1
Average Maturity:	18.1 Years
Effective Duration:	2.7 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 28 years
Mark H. Book, CFA, 32 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

15

Sit Quality Income Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 28 years
Mark H. Book, CFA, 32 years
Christopher M. Rasmussen, CFA, 18 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[(1)]
Quality Income	**0.21**	**0.90**	**0.95**	**0.65**	**0.64**	**2.27**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	1.18	1.60	1.24	1.03	0.96	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	39.1
Corporate Bonds	14.0
Asset-Backed (non-agency)	12.3
Mortgage Pass-Through (Agy.)	11.8
Taxable Municipal	7.6
CMO (non-agency)	6.9
Taxable Municipal (Agy-Backed)	2.1
Cash & Other Net Assets	6.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$88.7
Average Maturity:	9.0 Years
Effective Duration:	0.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of December 31, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.33**	**0.70**	**2.95**	**5.38**	**6.61**	**5.13**
Bloomberg Barclays 5-Year Muni Index	1.58	1.69	1.47	2.00	3.13	4.89

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	3.02

Tax-Equivalent 30-Day Yields	
38.8% Tax Rate	4.93
40.8% Tax Rate	5.10

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	25.8
Multi Family Mortgage	21.9
Other Revenue	9.4
Education/Student Loan	7.3
Insured	6.7
General Obligation	5.6
Hospital / Health Care	5.0
Investment Companies	3.6
Sectors Less Than 3.0%	8.1
Cash and Other Net Assets	6.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$230.5
Average Maturity:	17.9 Years
Duration to Estimated Avg. Life:	4.3 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

17

Sit Minnesota Tax-Free Income Fund

As of December 31, 2018

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.72**	**1.03**	**2.30**	**4.03**	**5.84**	**4.60**
Bloomberg Barclays 5-Year Muni Bond Index	1.58	1.69	1.47	2.00	3.13	4.18

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.96	44.83% Tax Rate	5.76
		46.63% Tax Rate	6.00

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.3
Single Family Mortgage	17.9
Hospital / Health Care	15.9
Education/Student Loan	13.5
General Obligation	7.4
Municipal Lease	5.3
Other Revenue	4.9
Utility	3.6
Sectors Less Than 3.6%	8.2
Cash and Other Net Assets	3.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$575.3
Average Maturity:	16.2 Years
Duration to Estimated Avg. Life:	4.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

18

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

19

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Bond Funds Investment Strategy • Investment Outlook and Strategy Summary • 2018 Tax Forms Mailing Dates • Build a Rainy Day Fund • Sit 2019 Investment Seminars • Sit Mutual Funds Fourth Quarter 2018 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.